Exhibit 99.1

For Immediate Release

TFI International Signs Agreement to Acquire APPS Transport Group

Strategic Acquisition of Less-Than-Truckload and Intermodal Truckload Carrier Growth and Synergy Opportunities Across Canadian Footprint

Montreal, Quebec, August 28, 2020 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that it has signed a definitive agreement to acquire APPS Transport Group (“APPS”). Established in 1985 and headquartered in Mississauga, Ontario, APPS primarily provides Less-Than-Truckload service, as well as Truckload, Warehousing, Distribution, and specialized Logistics solutions within Ontario and throughout Canada. The company serves the retail, consumer goods, automotive supply, food and beverage, industrial and commercial supply, and wire and cable industries.

With approximately CAD $100 million in annual revenue and nearly half its business intermodal, APPS has more than 400 employees including nearly 100 dedicated drivers plus more than 80 independent contractors, and works with over 250 interline partners. From its six facilities including its main location in Mississauga, the company operates a fleet that includes nearly 70 company trucks, close to 250 trailers, and approximately 250 containers.

“We look forward to welcoming the exceptional APPS team to TFI International, and see a superb opportunity to drive performance and operational synergies in the months ahead,” stated Alain Bédard, Chairman, President and Chief Executive Officer of TFI International. “APPS shares our core values and has demonstrated rapid, efficient growth over the years. We anticipate building upon their already impressive track record by enhancing utilization, growing revenue quality and optimizing the use of our combined real estate footprint. In particular, the APPS operational network should provide an excellent strategic fit with our current operating regions, providing ample opportunity to further enhance customer service. We eagerly look forward to seeing the APPS team continue their long-term success under the TFI umbrella.”

The transaction is expected to close as soon as possible subject to regulatory review and approval.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

  Package and Courier;

  Less-Than-Truckload;

  Truckload;

  Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:
Alain Bédard
Chairman, President and CEO
TFI International Inc.

647-729-4079
abedard@tfiintl.com